SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 February 2022

Alice Schroeder to retire as a Non-executive Director

Prudential plc ("Prudential") announces that Alice Schroeder will retire from the Board at the Annual General Meeting ("AGM") on 26 May 2022. Ms Schroeder has been a non-executive director and a member of the Audit Committee since June 2013.  Ms Schroeder also served as a member of the Risk Committee since March 2018 and chaired the Responsibility & Sustainability Working Group since its inception in February 2021.

Shriti Vadera, Chair of Prudential, said: "On behalf of the Board, I would like to take the opportunity, in advance of her retirement in May, to thank Alice for her contributions to the Board. Her membership of the Committees on which she served and her chairing of the Responsibility & Sustainability Working Group have been of huge value to the Group as it has evolved to now be exclusively focussed on Asia and Africa."

Prudential announced on 19 October 2021 that Anthony Nightingale will also retire from the Board at the AGM on 26 May 2022.

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023 260	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215

Regulatory disclosures
The Company confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.  There are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc
Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary